          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


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  1. Investment Company Act File Number:                                                Date examination completed:

     811-6404, 811-6640, 811-7444, 811-7838                                             May 31, 2001
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify): N/A - These are closed-end funds and are traded on an exchange
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  3. Exact name of investment company as specified in registration statement:

     American Strategic Income Portfolio Inc.
     American Strategic Income Portfolio Inc. II
     American Strategic Income Portfolio Inc. III
     American Select Portfolio Inc.

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  4. Address of principal executive office (number, street, city, state, zip code):

     800 Nicollet Mall
     Minneapolis, MN 55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

                        Report of Independent Accountants

To the Board of Directors of
American Strategic Income Portfolio Inc. and
    American Select Portfolio Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the American Strategic Income Portfolio Inc. and American Select Portfolio Inc. (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of May 31, 2001 with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2001, and with respect to agreement of security and similar investments, purchases, and sales, for the period from November 30, 2000 (the date of last examination) through May 31, 2001:

     - Count and inspection of underlying documentation of securities and similar investments in whole loans designated as being held in the vault of U.S. Bank National Association (the "Custodian") in St. Paul, Minnesota, without prior notice to management;

     - Review of underlying documentation maintained by the Custodian for securities and similar investments in whole loans in-transit with the respective loan servicer organization;

     - Confirmation of all securities and similar investments held by the Federal Reserve Bank of Minneapolis in book entry form;

     - Reconciliation of confirmation results as to all such securities and investments in whole loans to the books and records of the Funds and the Custodian;

     - Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

     - Agreement of two investment purchases and two investment sales since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, is fairly stated, in all material respects, except for specific instances of noncompliance with subsection (b), as discussed below.

As discussed in management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," the following noncompliance occurred at the Funds as of May 31, 2001. The underlying documentation for two of the investments in whole loans was unable to be located at the Custodian. However, we were able to review alternative documentation supporting the Funds' original investment in these loans. We also reviewed documents received from the servicers for cash payments received on each of these investments in whole loans subsequent to our count date of May 31, 2001.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                          /s/ Ernst & Young LLP

Minneapolis, Minnesota
August 3, 2001

      REPORT OF MANAGEMENT ON COMPLIANCE WITH RULE 17f-2 OF THE INVESTMENT
                               COMPANY ACT OF 1940

August 3, 2001

I, as a member of management of American Strategic Income Portfolio Inc. and American Select Portfolio Inc. (referred to collectively as "the Funds") am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I also am responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2001.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001 with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, except for the two investments in whole loans for which the underlying documentation was unable to be located at U.S. Bank National Association, the Custodian.

/s/ Robert H. Nelson
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Robert H. Nelson
Chief Operating Officer
U.S. Bancorp Piper Jaffray Asset Management, Inc.

                        Report of Independent Accountants

To the Board of Directors of
American Strategic Income Portfolio Inc. II and
    American Strategic Income Portfolio Inc. III

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the American Strategic Income Portfolio Inc. II and the American Strategic Income Portfolio Inc. III (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of May 31, 2001 with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2001, and with respect to agreement of security and similar investments, purchases, and sales, for the period from November 30, 2000 (the date of last examination) through May 31, 2001:

     - Count and inspection of underlying documentation of securities and similar investments in whole loans designated as being held in the vault of U.S. Bank National Association (the "Custodian") in St. Paul, Minnesota;

     - Review of underlying documentation maintained by the Custodian for securities and similar investments in whole loans in-transit with the respective loan servicer organization;

     - Confirmation of all securities and similar investments held by the Federal Reserve Bank of Minneapolis in book entry form;

     - Reconciliation of confirmation results as to all such securities and investments in whole loans to the books and records of the Funds and the Custodian;

     - Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

     - Agreement of five investment purchases and two investment sales since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, is fairly stated, in all material respects, except for specific instances of noncompliance with subsection (b), as discussed below.

As discussed in management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," the following noncompliance occurred at the Funds as of May 31, 2001. The underlying documentation for 16 of the investments in whole loans was unable to be located at the Custodian. However, we were able to review alternative documentation supporting the Funds' original investment in these loans. We also reviewed documents received from the servicers for cash payments received on each of these investments in whole loans subsequent to our count date of May 31, 2001.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                            /s/ Ernst & Young LLP

Minneapolis, Minnesota
August 3, 2001

      REPORT OF MANAGEMENT ON COMPLIANCE WITH RULE 17f-2 OF THE INVESTMENT
                               COMPANY ACT OF 1940

August 3, 2001

I, as a member of management of American Strategic Income Portfolio Inc. II and American Strategic Income Portfolio Inc. III (referred to collectively as "the Funds") am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I also am responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2001.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001 with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, except for the 16 investments in whole loans for which the underlying documentation was unable to be located at U.S. Bank National Association, the Custodian.

/s/ Robert H. Nelson
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Robert H. Nelson
Chief Operating Officer
U.S. Bancorp Piper Jaffray Asset Management, Inc.